SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Globe Telecom, Inc.
(Exact name of Registrant as specified in its Charter)

2/F Globe Telecom Plaza
Pioneer Corner Madison Street
1552 Mandaluyong City
Philippines
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .

This Form 6-K contains a report Globe Telecom, Inc. (“Globe”) filed with the Philippine Securities and Exchange Commission on January 29, 2003. The report contains unaudited financial statements for Globe for the year ended December 31, 2002. Audited financial statements for the fiscal year 2002 will be contained in an annual report on the Form 20-F to be filed by Globe by March 31, 2003. The sole purpose of this filing is to ensure full compliance with the terms of the filing requirements in relation to the Form 6-K.

GLOBE TELECOM
CM-020

SEC Number     1177

File Number

GLOBE TELECOM, INC.
(Company’s Full Name)

5th Floor Globe Telecom Plaza (Pioneer Highlands)
Pioneer corner Madison St., 1552 Mandaluyong City
(Company’s Address)

(632) 730-2000
(Telephone Numbers)

31 December 2002
(Quarter Ending)

SEC FORM 17-Q
(Form Type)

GLOBE TELECOM
CM-020

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES
REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended 31 December 2002

2. Commission identification number: 1177

3. BIR Tax Identification No. 050-000-768-480

4. Exact name of registrant as specified in its charter: GLOBE TELECOM, INC.

5. Province, country or other jurisdiction of incorporation or organization: PHILIPPINES

7. Address of registrant’s principal office:

5th Floor, Globe Telecom Plaza (Pioneer Highlands)
Pioneer corner Madison St.
1552 Mandaluyong City

8. Registrant’s telephone number, including area code:

(632) 730-2000

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of Each Class	Number of shares of stock outstanding and amount of debt outstanding
Common Stock, P50.00 par value	151,905,400
Preferred Stock, P5.00 par value	158,515,021

11. Are any or all of the Securities listed on the Philippine Stock Exchange?

Yes

12. Indicate whether the registrant:

a)
Has filed all reports required to be filed by Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports).

Yes

b)	has been subject to such filing requirements for the past 90 days.

Yes

PART I—FINANCIAL INFORMATION

Item	1. Financial Statements. Please refer to Annex A.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RERESULTS OF OPERATIONS
For the Period Ended 31 December 2002

On 29 June 2001, Ayala Corporation (AC), Singapore Telecom International Pte Ltd. (STI), a wholly-owned subsidiary of Singapore Telecom, and DeTeAsia Holding GmbH (DeTeAsia), a wholly-owned subsidiary of Deutsche Telekom, marked the financial closing of the combination of Globe Telecom, Inc. (Globe) and Isla Communications Co., Inc. (Islacom) with the listing of the new Globe shares swapped in accordance with the share swap arrangements that have been completed. The transactions have made Islacom a 100% subsidiary of Globe. Consequently, the results of Islacom have been consolidated since that date.

Unaudited Financial Highlights	Globe (Group)
As of and for the year ended 31 December	2002	2001
Profit & Loss Data (In million pesos)
Net Operating Revenues	45,815	35,403
Non-Service Revenues	3,443	5,465
Service Revenues	42,372	29,938
Costs and Expenses	30,103	25,792
EBITDA	26,704	15,811
EBIT	15,712	9,611
Net Income	6,845	4,305
Balance Sheet Data (In million pesos)
Total Assets	141,046	118,628
Total Debt	58,581	47,114
Total Stockholders’ Equity	51,098	44,228
Financial Ratios (x)
Debt to EBITDA (Gross)	2.19	2.98
Interest Cover (Gross)	6.19	4.64
Debt to Equity (Gross)	1.15	1.07
Gross Debt to Total Capitalization (Book)	0.53	0.52
Gross Debt to Total Capitalization (Market)	0.46	0.37
Other Data
Net Cash from Operating Activities (In million pesos)	23,016	10,156
Capital Expenditures (In million pesos)	20,478	29,805
Net Receivable Days	50	55
Peso/Dollar Exchange Rate (In pesos)	53.25	51.69
No. of Employees	3,931	3,887

Operating Revenues

Globe registered unaudited consolidated net operating revenues of (Peso)45,815 million for 2002 compared to (Peso)35,403 million for the same period last year. The breakdown of consolidated service and non-service revenues is (Peso)42,372 million and (Peso)3,443 million, respectively. Of the total consolidated net operating revenues, consolidated wireless services accounted for 81% or (Peso)36,929 million, wireline voice services 7% or (Peso)3,155 million, wireline data 2% or (Peso)1,084 million and carrier services 10% or (Peso)4,647 million. Compared to 2001, net operating revenues increased by 29% driven by higher voice and Short Message Service (SMS) traffic generated by an expanded subscriber base that brought higher service revenues for the wireless business.

Net operating revenues include the value of all telecommunications services provided which are recognized when earned and stated net of the share of other telecommunications carriers and content providers under existing correspondence or interconnection and settlement agreements.

The table below shows the comparative breakdown of net revenues:1

	Globe (Group)
For the year ended 31 December (In million pesos)	2002		2001
Wireless Services	36,929	81%	29,058	82%
Wireline Services	4,239	9%	3,604	10%
Voice	3,155	74%	2,610	72%
Data	1,084	26%	994	28%
Carrier Services	4,647	10%	2,741	8%
Total Net Operating Revenues	45,815	100%	35,403	100%

[1]	Consolidated interconnection charges or payouts accounted for 29% of gross service revenues in 2002 compared to 23% in 2001.

Wireless Services

Globe provides nationwide wireless communications services under the brand name Globe Handyphone using its GSM network, while Islacom provides wireless GSM services under the Touch Mobile brand. Touch Mobile was launched on 12 September 2001.

Wireless net operating revenues include: (1) fixed monthly charges plus charges for local calls in excess of the free minutes for various Globe Handyphone postpaid plans, including currency exchange rate adjustments (CERA); (2) airtime fees from the prepaid card service (Globe Prepaid Plus and Touch Mobile) recognized upon the earlier of (a) actual usage of the airtime value of the prepaid card or (b) expiration of the unused value of the prepaid card, which occurs two months after activation, but excluding any usage of call cards originally provided without cash proceeds (promotional airtime call cards prior to 01 August 2002); (3) revenues generated from international and national long distance calls and international roaming calls, net of any interconnection fees (including interconnection fees on promotional airtime call cards prior to 01 August 2002) to other carriers and transfer pricing charges to the carrier services group; (4) revenues from value-added services, mainly text messaging; and (5) proceeds from the sale of handsets, Subscriber Identification Module (SIM) cards, one-time registration fees for new subscriptions and other phone accessories. Interconnection fees (including interconnection fees on promotional airtime call cards prior to 01 August 2002) to other carriers and transfer pricing charges to the carrier services group are deducted from operating revenues.

The related costs incurred in connection with the acquisition of subscribers are charged to operations under operating costs and expenses. Subscriber acquisition cost consists mainly of commissions provided to dealers excluding promotional prepaid call cards (prior to 01 August 2002), handset subsidies and marketing expenses. Handset subsidy is the difference between proceeds from sales of handsets, SIM cards, other phone accessories (recorded as part of non-service revenues) and the corresponding cost of sales, which is classified under operating costs and expenses.

	Globe (Group)
For the year ended 31 December	2002	2001
Wireless Net Revenues (In million pesos)	36,929	29,058
Non-Service[1]	3,392	5,454
Service[2]	33,537	23,604
Voice	20,960	17,300
Data	12,577	6,304
Data as a % of Wireless Net Service Revenues	38	27
Data as a % of Total Wireless Net Revenues	34	22
Subscribers—Net (End of period)	6,572,185	4,588,130
Postpaid	518,900	466,659
Globe Handyphone	518,900	458,475
Islacom[3]	0	8,184
Prepaid	6,053,285	4,121,471
Globe Prepaid Plus	5,200,500	4,008,001
Touch Mobile	852,785	95,862
Islacom[3]	0	17,608

[1]	Non-service revenues consist of the proceeds from the sale of handsets and accessories, net of discounts on prepaid call cards.
[2]	Service revenues include registration fees, monthly subscription fees and airtime revenues net of interconnection expense and revenues from value-added services.
[3]	With the integration of the Islacom and Globe networks, Islacom offers prepaid service under Touch Mobile and no longer under the old Islacom brand.

Effective 01 August 2002, Globe introduced a new promotional scheme for prepaid sales (covering Globe Prepaid Plus and Touch Mobile) to its dealers. Instead of providing promotional prepaid call cards with the sale of a phone kit, Globe discounted its selling price to dealers. This resulted in higher handset subsidies and subsequently, higher subscriber acquisition costs. The new scheme had a corresponding increase in average revenue per subscriber (ARPU) since all call card usage will henceforth be recognized as revenue.

Wireless Services—Postpaid

Globe offers postpaid services through Globe Handyphone. The Company registered 518,900 postpaid subscribers as of 31 December 2002 compared to 466,659 subscribers for the same period in 2001. Globe offers postpaid services through Globe Handyphone. Net postpaid additions totaled 60,425 in 2002 compared to 106,566 in 2001.

The net ARPU per Globe postpaid wireless subscriber increased by 2% to (Peso)1,648 for the year 2002 from (Peso)1,616 in 2001. The increase in net postpaid ARPU for 2002 was driven by continued subscriber usage of data services. Net ARPU is computed by dividing recurring wireless postpaid net operating service revenues for the period (net of discounts and interconnection charges to external carriers but including internal payouts) by the average number of postpaid wireless subscribers and then dividing the quotient by the number of months in the period. Internal payouts refer to the net revenue share of the carrier services group in the traffic generated by postpaid subscribers. Net operating revenues used in the calculation of ARPU are fully-loaded to reflect internal payouts generated by postpaid subscribers. However, in reporting by segment, net operating revenues used are not fully loaded.

Globe’s postpaid ARPU on a gross basis amounted to (Peso)2,159 for 2002 from (Peso)2,030 in 2001. Gross ARPU is computed by dividing recurring wireless postpaid gross service revenues for the period by the average number of postpaid wireless subscribers and then dividing the quotient by the number of months in the period. Postpaid wireless gross service revenues used in the computation of gross ARPU are fully-loaded by adding back the revenue share of the carrier services group and interconnection charges paid to other carriers in connection with the traffic generated by postpaid subscribers.

Globe’s postpaid acquisition cost per subscriber reached (Peso)3,396 for the year of 2002 compared to (Peso)3,513 in 2001. In 2002, handset subsidies accounted for 75% of acquisition costs while commissions and advertising/promotional expenses amounted to 8% and 17% respectively. In 2001, handset subsidies accounted for 53% of acquisition costs, while commissions and advertising comprised the balance of 31% and 16%, respectively.

The average monthly churn rate for Globe’s postpaid subscribers is defined as total disconnections net of reconnections divided by the average postpaid subscribers, divided by the number of months in the period. Globe’s postpaid churn rate averaged 2.4% per month in 2002, higher than the 1.8% per month reported in 2001, mainly due to company-initiated disconnections. For postpaid subscribers, permanent disconnections are made after a series of collection steps following non-payment. Such permanent disconnections generally occur within 90 days.

In line with the operational integration of the wireless networks of Globe and Islacom in 2002, postpaid and prepaid subscribers of the former Islacom brand have been migrated to Touch Mobile as of 31 December 2002.

Wireless Services—Prepaid

Consolidated prepaid subscribers totaled 6,053,285 as of 31 December 2002 compared to 4,121,471 subscribers, or a 47% increase from the same period last year. Globe offers prepaid services through Globe Prepaid Plus brand, while Islacom offers its prepaid services through its Touch Mobile brand.

GlobePrepaid Plus registered 5,200,500 prepaid subscribers as of 31 December 2002, 30% higher than the 4,008,001 prepaid subscribers in 2001. Net prepaid additions for 2002 totaled 1,192,499 subscribers compared to 1,796,449 in 2001.

Islacom’s Touch Mobile totaled 852,785 subscribers as of 31 December 2002 compared to 95,862 subscribers in 2001. Touch Mobile was launched on 12 September 2001.

A prepaid subscriber becomes active when the subscriber purchases a SIM card and turns it on for the first time. When a prepaid subscriber loads airtime value into Globe’s system, the subscriber has two months to use the value before the card expires. When the airtime value is used up or the card’s value expires, whichever comes first and the subscriber does not reload, the subscriber retains the use of the wireless number to receive incoming calls for another four months. However, if the subscriber still does not reload value within that time, the subscriber loses the wireless number and the account will be permanently disconnected. At that point, the subscriber is then considered part of churn. Globe’s prepaid subscribers can reload airtime value, which can be purchased from Globe centers and dealers, or purchased electronically from designated merchants and automated teller machines. These prepaid cards are sold in denominations of (Peso)300, (Peso)500 and (Peso)1,000. The (Peso)300 denominated prepaid card was introduced in the market in January 2002 while the distribution of the (Peso)250 prepaid card was discontinued effective May 2002 although this denomination is still available through electronic channels. Touch Mobile call cards are sold in denominations of (Peso)300 and (Peso)500.

Prior to 01 August 2002, revenues from prepaid cards were recorded net of the related value of call cards given as promotional items to dealers. While subscriber usage of promotional call cards was not included in revenues, payments to other carriers arising from the usage of promotional call cards were recorded as part of total interconnection fees to other carriers.

Revenues from sale of prepaid cards are initially recognized by Globe and Islacom as deferred revenues and are shown as part of accounts payable and accrued expenses in the balance sheet since service has not yet been rendered. Revenue is recognized upon actual usage of the airtime value of the prepaid card or expiration of the unused value of the prepaid card, whichever comes earlier.

The net ARPU for Globe Prepaid Plus increased by 7% to (Peso)476 in 2002 from (Peso)444 in 2001, due to higher data usage. Net ARPU is computed by dividing recurring wireless prepaid net operating service revenues for the period (net of discounts and interconnection charges to external carriers but including internal payouts) by the average number of prepaid wireless subscribers and then dividing the quotient by the number of months in the period. Internal payouts refer to the net revenue share of the Carrier services group in the traffic generated by prepaid subscribers. Net operating revenues used in the calculation of ARPU are fully-loaded to reflect internal payouts generated by prepaid subscribers. However, in reporting by segment, net operating revenues used are not fully loaded.

Globe’s prepaid gross ARPU was (Peso)576 for 2002 compared to (Peso)547 in 2001. Gross ARPU is computed by dividing recurring wireless prepaid gross service revenues for the period by the average number of prepaid wireless subscribers and then dividing the quotient by the number of months in the period. Prepaid wireless gross service revenues used in the computation of gross ARPU are fully-loaded by adding back the revenue share of the Carrier services group and interconnection charges paid to other carriers in connection with the traffic generated by prepaid subscribers.

The net ARPU for Touch Mobile was (Peso)293, while gross ARPU was (Peso)371, for 2002. Touch Mobile was launched on 12 September 2001.

Acquisition cost for Globe Prepaid Plus dropped from (Peso)433 in 2001 to (Peso)225 in 2002. For 2002, commissions contributed 16%, handset subsidy 16% and advertising costs comprising the balance of 68%. In 2001, commissions accounted for 21%, advertising costs 12% and handset subsidy 67%.

Acquisition cost per Touch Mobile subscriber was at (Peso)277 in 2002. Of the total acquisition cost for the year, handset subsidy accounted for 25%, commissions 5% and advertising costs 70%.

The actual average monthly churn rate for Globe Prepaid Plus subscribers increased slightly to 2.3% in 2002 from 2.1% in 2001. The average monthly churn rate for Touch Mobile registered at 2.7% in 2002.

Wireline Services—Voice

	Globe (Group)
For the year ended 31 December	2002	2001
Wireline Voice Net Revenues (In million pesos)	3,155	2,610
Subscribers—Net (End of period)	223,249	227,999
Monthly churn rate (%)	2.5	3.7

Wireline communication service revenues consist of: (1) monthly service fees including CERA; (2) installation charges and other one-time fees associated with the establishment of the service; (3) revenues from international and national long distance calls made by the postpaid and prepaid wireline subscribers and payphone customers; (4) payphone revenues from local, national and international calls, and (5) revenues from value-added services. Interconnection fees to other carriers and transfer pricing paid to Carrier services group are excluded from net service revenues.

Globe provides wireline voice communication services, including local, national long distance, international long distance and other value-added services, under the brand name Globelines. Globe provides wireline voice services in nine specific geographic areas in the Philippines, including parts of Metro Manila, the Calabarzon region and Central Mindanao. Meanwhile, Islacom also started offering Globelines in November 2001 (taking over from the former IslaPhone brand) in the Visayas.

As of 31 December 2002, Globe had 135,859 subscribers (including postpaid and prepaid subscribers) representing a 12% decrease from 154,893 subscribers in 2001 due mainly to the significant increase in total disconnected lines. Business users accounted for 29% of the total subscriber base in 2002 versus 27% in 2001. Globe’s net wireline voice ARPU (fully-loaded) for 2002 was at (Peso)1,172 compared to (Peso)1,104 in 2001.

Net ARPU is computed by dividing recurring wireline voice net operating service revenues for the period (net of discounts and interconnection charges to external carriers but including internal payouts) by the average number of wireline voice subscribers and then dividing the quotient by the number of months in the period. Internal payouts refer to the net revenue share of the carrier services group in the traffic generated by wireline voice subscribers. Net operating revenues used in the calculation of ARPU are fully-loaded to reflect internal payouts generated by wireline voice subscribers. However, in reporting by segment, net operating revenues used are not fully loaded.

The average monthly churn rate for Globe’s wireline voice subscribers was 2.8% in 2002 compared to 2.1% in 2001, mainly due to company-initiated disconnections. Globe and Islacom both offer their prepaid landline services under the brand, Globelines Prepaid.

Islacom’s wireline voice subscribers increased to 87,390 as of 31 December 2002, 15% of which were business subscribers. Last year, Islacom had 73,106 wireline voice subscribers, of which 17% and 83% accounted for business and residential subscribers, respectively. Islacom’s net wireline voice ARPU reached (Peso)878 for 2002 from (Peso)859 in 2001. The average monthly churn rate for 2002 was 2.1% compared to 6.3% in 2001.

Wireline Services—Data

	Globe (Group) [1]
For the year ended 31 December (In million pesos)	2002	2001
International Lease	421	323
Domestic Lease	438	375
Internet [2]	214	286
Telegram / Telex / Others	17	10
Less: Outpayments	(6)	—

Wireline-Data Net Operating Revenues	1,084	994

[1]	Wireline data services are offered only through Globe Telecom.
[2]	Globe provides Internet access to subscribers nationwide under the GlobeNet brand name, relaunched under GlobeQuest in 2002.

Globe offers nationwide wireline data, consisting of international and domestic leased lines, Internet, telex, and other wholesale transport services, through the GlobeQuest brand. Wireline data net operating revenues which consist of billings for these services net of the share of other carriers for the telex and other services increased by 9% to (Peso)1,084 million in 2002 from (Peso)994 million in 2001. The increase was due mainly to higher growth in international and domestic lease line businesses.

For the Group, the combined wireline voice and wireline data net ARPU(fully loaded) per wireline voice subscriber in 2002 increased by 9% to (Peso)1,963 from (Peso)1,808 for the same period in 2001. Net wireline ARPU is computed by dividing recurring wireline (voice and data) net operating service revenues for the period (net of discounts and interconnection charges to external carriers but including internal payouts) by the average number of wireline voice subscribers and then dividing the quotient by the number of months in the period. Internal payouts refer to the net revenue share of the carrier services group in the traffic generated by wireline voice subscribers. Net operating revenues used in the calculation of ARPU are fully-loaded to reflect internal payouts generated by wireline voice subscribers. However, in reporting by segment, net operating revenues used are not fully loaded.

Carrier Services (International and National Long Distance and Inter-Exchange Services)

Globe and Islacom both offer international and national long distance services and inter-exchange carrier services (IXC). International Long Distance (ILD) services are offered between the Philippines and over 200 countries. This service generates revenues for the Company from both inbound and outbound international call traffic with pricing based on agreed international transit and termination rates for inbound traffic revenues and NTC-approved ILD rates for outbound traffic revenues. Globe and Islacom also operate as IXCs. Globe uses its Nationwide Digital Transmission Network (NDTN), while Islacom uses its own backbone transmission network for hauling national and international interconnection traffic among wireless and wireline operators in the Philippines.

	Globe (Group)
For the year ended 31 December (In million pesos)	2002	2001
Carrier Services Net Revenues	4,647	2,741
ILD [1]	2,528	1,222
IXC [2]	2,119	1,519

[1]
ILD revenues in the table above refer only to the amount generated by the Carrier services group alone. ILD revenues on a total company basis, including the contribution of the wireless and wireline services, are discussed in the ILD section that follows.

[2]
NLD revenues of the Carrier services group are lodged under IXC. NLD revenues on a total company basis, including the contribution of the wireless and wireline services, are discussed in the IXC section.

Carrier Services—ILD

ILD revenues of Carrier services are mainly composed of: (1) settlements based on agreed international transit and termination rates from foreign telecommunications carriers for incoming international calls, net of any transfer price payable to the wireline and wireless businesses or other domestic carriers for inbound traffic terminating to the Group or other carriers, respectively; and (2) transfer price revenues from wireless and wireline customers for outgoing international calls, net of amounts payable to foreign telecommunications carriers.

	Globe (Group)
For the year ended 31 December (In million minutes)	2002	2001
Total ILD Minutes	1,486	926
Inbound	1,296	761
Outbound	190	165
ILD Inbound / Outbound Ratio (x)	6.8	4.6

In 2002, Carrier services posted consolidated ILD revenues of (Peso)2,528 million, an increase of 107% from (Peso)1,222 million in 2001, due to significant improvements in call volumes. On a Group basis, including contributions from the wireless and wireline services, consolidated ILD revenues stood at (Peso)10,742 million for 2002, translating to 23% of the Group’s net revenues for the period compared to (Peso)6,668 million and 19% in 2001.

Carrier Services—IXC inclusive of NLD

Both Globe and Islacom operate as IXCs. Globe uses its NDTN, while Islacom uses its own backbone transmission network for hauling national and international interconnection traffic among wireline and wireless operators in the Philippines. On a consolidated basis, Carrier services posted IXC service revenues for 2002 of (Peso)2,119 million, a 39% increase from (Peso)1,519 million for the same period last year.

The Group offers National Long Distance (NLD) services. Revenues from NLD services are generated from calls outside of a specific local area but within the Philippines.

	Globe (Group)
For the year ended 31 December (In million minutes)	2002	2001
Total NLD Minutes	534	525
Inbound	277	226
Outbound	257	299

In 2002, the Group’s NLD call volume increased to 534 million minutes from 525 million minutes for the same period last year. Outbound NLD call volume decreased by 14% to 257 million minutes in 2002, compared to 299 million minutes in 2001 due to a shift towards cellular-to-cellular calls. Inbound NLD call volume increased by 23% to 277 million minutes compared to 226 million minutes in 2001.

The Group’s consolidated NLD revenues from wireless and wireline services stood at (Peso)2,666 million for 2002, an increase of 5% from (Peso)2,548 million for the same period last year. Consolidated NLD revenues for 2002 translate to 6% of the Group’s net revenues for the period.

Costs and Expenses

	Globe (Group)
For the year ended 31 December (In million pesos)	2002	2001
Cost of Sales	6,679	8,559
Staff Costs	1,582	1,306
Marketing	2,048	1,549
Administration	3,144	2,277
Repairs and Maintenance	1,397	1,069
Services	1,020	847
Others	23	577
Corporate Costs	2,169	1,964

Total Operating Cost and Expenses	18,062	18,148
Depreciation and Amortization	10,992	6,199
Provision for Doubtful Accounts	452	1,295
Other Provisions	597	150

Total Costs and Expenses	30,103	25,792

For the year of 2002, the Group registered consolidated costs and expenses of (Peso)30,103 million, which includes total operating cost and expenses of (Peso)18,062 million. Compared to 2001, total costs and expenses for the year 2002 increased by 17% from (Peso)25,792 million to (Peso)30,103 million. Cost of Sales decreased by 22% in 2002, compared to 2001, due to lower volume of handsets sold and volume rebates on purchases. Other expenses declined to (Peso)23 million in 2002, which is net of reversals related to accruals for various fees and expenses that were confirmed to be no longer necessary or have failed to materialize.

Of the total costs and expenses, operating costs for 2002 accounted for 60% compared to 70% in 2001. As a percentage of consolidated net operating revenues, total costs and expenses accounted for 66% compared to 73% in 2001. The Group’s year 2002 operating costs and expenses is net of reversals of various accruals for marketing, maintenance, services and other expenses which were confirmed to be no longer necessary because the expenses failed to materialize or have been adjusted to a lower amount through renegotiation.

Depreciation and amortization on a consolidated basis amounted to (Peso)10,992 million in 2002 compared to the (Peso)6,199 million for the same period in 2001. As a percentage of net operating revenues, the Group’s depreciation and amortization was 24% in 2002 compared to 18% in 2001. The increase reflected additional depreciation charges related to various telecommunications equipment placed in service during the year and the impact of the change in the estimated useful lives of certain fixed assets implemented in July 2002. The change increased the depreciation expense for the year ended 31 December 2002 by approximately (Peso)1,148 million before related income taxes. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The weighted estimated useful life of all assets is 9.7 years as of 31 December 2002.

The Group’s consolidated provision for doubtful accounts, which consist of provisions for trade receivables from subscribers, net traffic settlement accounts and other non-trade receivables totaled (Peso)452 million in 2002, translating to 1% of consolidated net revenues versus (Peso)1,295 million in 2001 which comprised 4% of consolidated net revenues.

Provisions for trade receivables, on the other hand, amounted to (Peso)446 million. Net Receivable Days was at 50 compared to 55 for the same period in 2001. Globe and Islacom maintain an allowance for doubtful accounts at a level considered adequate to provide for potential uncollectibility of its receivables. For subscriber receivables, allowance is calculated using the policy of providing full allowance for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by wireless subscribers. Such permanent disconnections, generally occur within 90 days. Full allowance is provided for wireline residential and business subscribers with outstanding receivables that are past due by 90 and 150 days, respectively. For traffic settlement receivables, a policy of providing full allowance is adopted for net international and national traffic settlement accounts that are not settled within 10 months from transaction date and after a review of the status of settlement with other carriers. Additional provisions are made for accounts specifically identified to be doubtful of collection.

Inventories and supplies are stated at the lower of cost or net realizable value, with cost determined using the moving-average method. An allowance for market decline is provided equivalent to the difference between the cost and the net realizable value of inventories. When inventories are sold, the related allowance is reversed in the same period, with the appropriate sales (revenues) and cost of sales (expenses) recognition. An allowance is also provided for obsolescence and possible losses. Full obsolescence allowance is provided when the inventory is not moving for more than a year. A 50% allowance is provided for slow moving items. For 2002, the Group recorded recovery of allowances for inventory losses, obsolescence and market decline of (Peso)20 million compared to the (Peso)18 million in 2001. The Group also recognized provisions for possible losses on property and equipment and other probable losses of (Peso)616 million for 2002 compared to (Peso)168 million in 2001.

Consolidated EBITDA in 2002 was (Peso)26,704 million compared to (Peso)15,811 million in 2001. Consolidated EBITDA is defined as consolidated earnings before interest, taxes, depreciation and amortization. Consolidated EBITDA margin for the period was 63%. Excluding non-recurring adjustments, year-to-date EBITDA was (Peso)24,759 million with EBITDA margin at 59%. EBITDA margin is computed on the basis of net service revenues.

Consolidated earnings before interest and taxes (EBIT) of the Group in 2002 in in in the first quarter of 2001 was at (Peso)15,712 million compared to (Peso)9,611 million in 2001.

Details of consolidated Other Income/(Expenses) for the year ended 31 December 2002 and 2001 are as follows:

	Globe (Group)
For the year ended 31 December (In million pesos)	2002	2001
Interest Income	459	406
Interest Expense	(4,315)	(3,411)
Capitalized Interest Expense	515	592

Net Interest Income/(Expense)	(3,341)	(2,413)

Equity in net earnings of investee companies	1	3
Losses on retirement of property and equipment	(2,197)	—
Provision for restructuring costs on network integration	(202)	—
Others—net	(877)	(404)

Sub-Total	(3,275)	(401)

Total Other Income/(Expenses)	(6,616)	(2,814)

The Group posted total net interest expenses of (Peso)3,341 million and (Peso)2,413 million in 2002 and 2001 respectively while consolidated capitalized interest expense in 2002 amounted to (Peso)515 million from (Peso)592 million in 2001. (Please refer to the section on the Results of Operational Integration of Wireless Networks for related discussion on provision for losses on retirement of property and equipment and other restructuring costs.)

Interest and other related financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation are capitalized as part of the cost of the property. The capitalization of these borrowing costs, as part of the cost of the property, (a) commences when the expenditures and borrowing costs being incurred during the installation and related activities necessary to prepare the property for its intended use are in progress; and (b) ceases when substantially all the activities necessary to prepare the property for its intended use are complete. These costs are amortized using the straight-line method over the estimated useful lives of the related property.

Consolidated income before tax amounted to (Peso)9,095 million in 2002 compared to (Peso)6,797 million in 2001. For the year ended 2002, consolidated provision for current and deferred income tax amounted to (Peso)2,251 million or an effective income tax rate of 18% of net income before share in Islacom’s net loss before tax compared to (Peso)2,492 and 31% in 2001, respectively. The decrease in effective tax rate in 2002 is due to the availment of the three-year income tax holiday on the Company’s income from its Phase VIII expansion program registered with the Board of Investments effective 01 April 2002. Of the (Peso)2,251 million, provision for current income tax amounted to (Peso)1,253 million and the balance of (Peso)998 million represents deferred income taxes to recognize the tax consequence attributed to the differences between the financial reporting bases of assets and liabilities and their related tax bases.

Consolidated net income after tax amounted to (Peso)6,845 million for 2002, 59% higher than the (Peso)4,305 million in 2001. Accordingly, basic and diluted earnings per common share is (Peso)44.64 for 2002. In 2001, it was (Peso)37.08 and (Peso)36.98, respectively after retroactive adjustment for the 25% stock dividend approved by the Board of Directors on 29 January 2002. The increase in earnings per share was due to improved operating results in 2002. Basic earnings per share (EPS) is computed by dividing earnings applicable to common stock by the weighted average number of common shares outstanding during the period including fully-paid but unissued shares as of the end of the period after giving retroactive effect for any stock dividends, stock splits or reverse stock splits during the period. Diluted EPS is computed assuming that the stock options, rights and warrants are exercised and qualified convertible preferred shares are converted.

Results of Operational Integration of Wireless Network

Last 26 September 2002, Globe announced the operational integration of the Globe and Islacom wireless networks. The integration is expected to expand the coverage and service offerings for Islacom subscribers, realize savings in capital and operating expenses from combined operations and increase operational efficiency for Globe and Islacom. Key elements of the operational integration involved the migration of existing Islacom subscribers to the Touch Mobile brand; joint use of Islacom’s 10 Mhz frequency resources; integration of Islacom’s network into Globe’s and the shutdown of certain elements of the Islacom network which cannot be redeployed in the Globe network.

The operational integration allows the use of certain elements of the existing Islacom network in the Globe network. However, certain elements of the Islacom network had to be shut down to avoid unnecessary duplication and significant upgrade cost. Globe and Islacom anticipate reductions of around (Peso)1,500 million in its capital expenditures program and about (Peso)600 million in annual cash operating expenses. The integration of Islacom’s network to Globe resulted in Islacom’s recognition of losses on retirement of Islacom CMTS assets of (Peso)2,202 million and a provision for restructuring costs on network integration of (Peso)202 million. Other non-recurring adjustments, amounting to (Peso)1,904 million (net of income tax), allowed Globe to partly offset the effect of the write-off, so that the net impact of all these non-recurring adjustments is a reduction in 2002 net income of about (Peso)503 million. The other non-recurring adjustments consist of reversals of various expense accruals such as marketing, service and maintenance fees, which were confirmed to be no longer necessary because the expense failed to materialize or have been adjusted to a lower amount through renegotiations and rebates from suppliers. Despite the adjustments, consolidated net income after tax for 2002 reached (Peso)6,845 million. Taking out the (Peso)503 million of non-recurring items, recurring net income for 2002 would have been (Peso)7,348 million.

Foreign Exchange Exposure

The Philippine Peso closed at (Peso)53.25 on 31 December 2002 from (Peso)51.69 at 31 December 2001. As a result of the translation of the foreign currency-denominated assets and liabilities, the Group reported net foreign currency revaluation losses amounting to (Peso)960 million for the year ended 31 December 2002.

The foreign exchange differentials arising from the restatement of foreign-currency denominated accounts other than those relating to the liabilities/borrowed funds attributed to financing the capital projects and those covered by swap agreements are charged or credited to current operations which amounted to a gain of (Peso)57 million. Globe’s foreign exchange differentials arising from the restatement of foreign currency denominated liabilities/borrowed funds covered by swap agreements amounted to (Peso)553 million loss for the year ended 31 December 2002. This loss is offset by the translation gains from the related currency swaps also amounting to (Peso)553 million.

The consolidated foreign exchange differentials attributed to the restatement of foreign currency denominated liabilities used to finance the acquisition and installation of Globe and Islacom’s property consisted of foreign exchange losses amounting to (Peso)464 million for the year ended 31 December 2002. These foreign exchange differentials are added to or deducted from the cost of the appropriate property and equipment accounts. As of 31 December 2002, the Group’s net cumulative capitalized foreign exchange losses amounted to (Peso)4,976 million net of accumulated depreciation of (Peso)1,526 million.

Upon business combination with Islacom in 2001, Globe recorded the new cost basis for Islacom’s assets and liabilities arising from the allocation of the purchase price over the fair value of Islacom’s net assets. The balance of foreign exchange losses amounting to (Peso)3,895 million capitalized by Islacom as part of property and equipment prior to the business combination and other fair market value adjustment amounting to (Peso)434 million formed part of Globe’s new cost basis of Islacom property and equipment as of 30 June 2001. As of 31 December 2002, the net book value of the capitalized foreign exchange losses and other fair value adjustment forming part of the new cost basis of Islacom’s property and equipment amounted to (Peso)2,876 million and (Peso)296 million respectively.

To mitigate foreign exchange risk, Globe enters into short-term foreign currency forwards and long-term foreign currency swap contracts. Short-term forward contracts are used to manage the company’s foreign exchange exposure related to foreign currency-denominated monetary assets and liabilities. For certain long term foreign currency-denominated loans, Globe enters into long term foreign currency swap contracts to manage the company’s foreign exchange and interest rate exposures.

As of 31 December 2002, Globe has US$391 million in outstanding foreign currency swap agreements, some of which have option features.

Globe also has an outstanding interest rate swap agreement, under which it effectively swaps a portion of a floating rate U.S. dollar-denominated loan into fixed, with semi-annual payment intervals up to March 2007. The swap has an outstanding notional amount of US$41 million as of 31 December 2002.

Islacom has investments in U.S. Dollar Notes (US$ Notes) issued by various financial institutions with maturities ranging from six to seven months totalling US$75 million. The interest rates of the US$ Notes are based on LIBOR plus spread payable either every three months or on specified dates. An early redemption feature is provided in the US$ Notes, which are triggered by specified credit events of the reference entity, which is the Republic of the Philippines (ROP). The credit events include: failure to pay, obligation acceleration, repudiation/moratorium and restructuring of the ROP’s reference obligations as defined in the agreements. If a credit event occurs during the applicable period, Issuer shall redeem the US$ Notes through delivery of the ROP reference obligations or its cash settlement amount, depending on specified criteria. The early redemption feature triggered by specified credit events is a credit derivative of the ROP reference obligations.

Islacom has a short-term US$6 million investment, covered by a forward US$ sell contract with the same counterparty at a contracted forward rate of (Peso)53.8935 maturing in January 2003.

For disclosure purposes, the estimated unrealized mark-to-market gain on the outstanding derivatives of Globe amounted to US$9.7 million ((Peso)518 million) and the mark-to-market gain on the outstanding currency forward contract of Islacom amounted to (Peso)2.4 million based on mark-to-market valuation as of 31 December 2002 provided by counterparty banks. The mark-to-market values of the credit derivative on the US$ Notes of Islacom are not currently determinable.

The amount of US$ debt swapped into pesos and peso-denominated debt accounts for approximately 47% of consolidated loans as of 31 December 2002.

Consolidated foreign currency linked revenues were 27% of total net revenues for the year 2002 versus 24% for the same period in 2001. Foreign currency linked revenues include those that are: (1) billed in foreign currency and settled in foreign currency, or (2) billed in Pesos at rates linked to a foreign currency tariff and settled in Pesos, (3) wireline monthly service fees and the corresponding application of the

Foreign Currency Adjustment or CERA mechanism, under which Globe has the ability to pass the effects of local currency depreciation to its subscribers.

Liquidity and Capital Resources

Consolidated assets as of 31 December 2002 amounted to (Peso)141,046 million compared to (Peso)118,628 million in 2001.

As of 31 December 2002, current ratio on a consolidated basis was 1.26:1. Consolidated cash level was at (Peso)18,963 million at the end of the period, due to increased operating cash flow and timing of disbursements from its US$200 million bond proceeds raised in April 2002. Debt to equity ratio of 1.15:1 on a consolidated basis remains well within the 2:1 debt to equity limit dictated by certain debt covenants.

Consolidated cash flow from operations amounted to (Peso)23,016 million for the period ended 31 December 2002 compared to (Peso)10,156 million in 2001 consistent with the increase in the Company’s EBITDA.

Consolidated cash used in investing activities amounted to (Peso)22,670 million for 2002 compared to (Peso)23,510 million in 2001. The bulk of investing activities involved the purchase of equipment or services from foreign suppliers in connection with the development of the wireless, wireline and carrier services. Consolidated capital expenditures in 2002 amounted to (Peso)20,478 million, including (Peso)2,560 million in non-cash liabilities related to the acquisition of property and equipment pertaining to the portion of projects which have been completed or are being completed but have not yet been paid or are covered with supplier financing.

Consolidated cash provided by financing activities for 2002 amounted to (Peso)10,865 million compared to (Peso)18,107 million in 2001. Consolidated total debt as of 31 December 2002 amounted to (Peso)58,581 million of which 87% is long-term debt. Loan repayments of the Group for 2002 amounted to (Peso)10,098 million. The average annual principal repayment of existing consolidated debt for the next three years is US$96 million.

Stockholders’ equity was (Peso)51,098 million as of 31 December 2002. As of 31 December 2002, there were (Peso)151.9 million common shares and (Peso)158.5 million preferred shares issued and outstanding.

Preferred	stock “Series A” has the following features:

(a)	Convertible to one common share after 10 years from issue date at the prevailing market price of the common stock less the par value of the preferred shares;

(b)	Cumulative and non-participating;

(c)	Floating rate dividend (set at MART 1 plus 2% average for a 12-month period);

(d)	Issued at (Peso)5 par;

(e)	Voting rights;

(f)	Globe has the right to redeem the preferred shares at par plus accrued dividends at any time after 5 years from date of issuance; and

(g)	Preferences as to dividend in the event of liquidation.

For the year ended 31 December 2002 and 2001, Globe declared (Peso)64 million and (Peso)47 million in dividends payable to preferred shareholders, respectively. On 27 December 2002, Globe made a partial payment of dividends amounting to (Peso)3 million to its preferred shareholder.

Consolidated Return on Average Equity (ROE) in 2002 stood at 14%.

Recent Developments

On 01 October 2002, a meeting of all remaining Holders of PDRs was held to discuss the proposed manner of disposition of the Globe common shares underlying the PDRs, which expired last 15 July 2002 in accordance with Sec. 5(c) of the PDR Instrument. At the meeting, 99.84% of the remaining holders of the PDRs voted to amend the PDR instrument to allow Globe Telecom Holdings, Inc. (GTHI) to fulfill its remaining obligations to the PDR holders in relation to the Globe common shares underlying the PDRs in any of the following ways:

•	By selling the underlying common shares in the open market, in a transaction over the Philippine Stock Exchange (PSE) and remitting the cash proceeds to the PDR holder;

•	By conveying the underlying common shares to the PDR holder, in a transaction over the PSE;

•	By conveying the underlying common chares to the PDR holder, in an over-the-counter transaction.

In accordance with the terms of the instrument, all costs for the foregoing shall be for the account of the PDR holders. Holders were given thirty (30) days to notify GTHI of their selected option. Failure, by the holder to notify GTHI, allows GTHI to sell the underlying common shares in the open market and remit the cash proceeds to the holders, net of all related expenses.

As of November 2002, PDR holders notified GTHI of their chosen option, as allowed, based on the 01 October 2002 meeting. Subsequently, GTHI has acted on the chosen options of the PDR holders by advising BPI Securities Corporation to implement the specific instructions of the PDR holders.

On 26 December 2002, GTHI filed with the SEC a Request for the Revocation of its permit to sell PDRs.

Globe is an intervenor in and Islacom is a party to Civil Case No. Q-00-42221 entitled “Isla Communications Co., Inc. et. al., versus National Telecommunications Commission et. al.,” before the Regional Trial Court of Quezon City by virtue of which Globe and Islacom, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. The NTC appealed the issuance of the injunction to the Court of Appeals (CA). On October 25, 2001, Globe and Islacom received a copy of the decision of the CA ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the cellular companies’ seeking relief before the NTC which the CA claims had jurisdiction over the matter. On 07 November 2001, the Companies filed a Motion for Reconsideration. Globe and Islacom received a copy of the decision on 15 February 2002. On 22 February 2002, the Company filed a Petition for Review with the Supreme Court seeking to revise the decision of the CA. In its Comment dated 17 June 2002, the NTC sought the dismissal of the Petition for Review. Globe and Islacom submitted on 23 July 2002, their Reply to the NTC’s Comment. The Supreme Court, in its resolution dated 9 December 2002, denied the Petition for Review, a copy of which was received by Globe and Islacom on 26 December 2002. On 10 October 2002, Globe and Islacom filed a Motion for Reconsideration (with Motion to Consolidate) of the Supreme Court’s resolution. In said Motion, Globe and Islacom sought the following: (1) the Petition be consolidated with the another Petition entitled “Smart Communications, Inc. et. al vs. NTC”, G.R. No. 151908, likewise pending with the Supreme Court since the two Petitions originated from the same RTC Civil Case and the same Court of Appeals case; (2) the Supreme Court resolution dated 09 December 2002 be reconsidered; and (3) Globe and Islacom’s Petition in the Supreme Court be given due course. Notwithstanding the foregoing, the decision of the CA is still not immediately final and executory and cannot be implemented as Globe and Islacom still have a number of remedies available to them. In the event, however, that Globe and Islacom are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, the companies would probably incur additional costs for carrying and maintaining prepaid subscribers in its network.

On 03 January 2003, Globe and Islacom signed an agreement with PLDT, Smart and Piltel to amend their existing interconnection agreements. The material provisions of the amendments to the interconnection agreements are:

(a) Effective 01 January 2003, metered calls terminating to an LEC network will be charged a termination rate of (Peso)2.50 per minute, an increase from the previous termination rate of (Peso)2.00 per minute. Effective 01 January 2004, this termination rate will further increase to (Peso)3.00 per minute.

(b) Effective 01 January 2004, calls terminating to a CMTS network will be charged a termination rate of (Peso)4.00 per minute, a decrease from the previous termination rate of (Peso)4.50 per minute.

(c) Effective 01 February 2003, calls passing through an IGF terminating to an LEC network will be charged a termination rate of US$0.12 per minute, an increase from the previous termination rate of US$0.08 per minute.

(d) Effective 01 February 2003, calls passing through an IGF terminating to a CMTS network will be charged a termination rate of US$0.16 per minute, an increase from the previous termination rate of US$0.12 per minute.

On various dates in January 2003, Globe and Islacom signed an agreement with Bayan Telecommunications, Inc., and Globe signed agreements with Digital Telecommunications Philippines, Inc. and Bell Telecom, Inc., to amend their existing interconnection agreements. The material provisions of the amendments to the interconnection agreements are covered in (a) through (d) above, except that in the case of (a) for metered calls terminating to an LEC network, the termination rate of (Peso)2.50 per minute will be effective 01 February 2003.

On 16 January 2003, Globe Telecom announced that it was suspending its prepaid international roaming service in the Kingdom of Saudi Arabia effective January 31, 2003 on the request of Saudi Telecom. International roaming in Kingdom of Saudi Arabia will continue to be available for Globe postpaid subscribers. Saudi Telecom’s request to bar the service was due to its current review of prepaid service in general and was not specific to the Company. Globe started offering international roaming service to its postpaid and prepaid subscribers in 1995 and 2002, respectively and has over 200 roaming partners to date. International roaming allows its customers to send and receive calls and text messages when abroad while keeping their existing cellular phone numbers.

Other Matters:

The following are the stockholders owning at least 1% of Globe Telecom, Inc. as of 31 December 2002:

	Common	% of common	Preferred	% of Preferred	Total	% of Total
Ayala Corp	41,132,925	27.08%		0.00%	41,132,925	13.25%
ST	44,148,996	29.06%		0.00%	44,148,996	14.22%
DT	37,448,920	24.65%		0.00%	37,448,920	12.06%
GTHI	5,878,125	3.87%		0.00%	5,878,125	1.89%
Asiacom	0	0.00%	158,515,021	100.00%	158,515,021	51.06%
Public	23,296,434	15.34%		0.00%	23,296,434	7.50%
Total	151,905,400	100.00%	158,515,021	100.00%	310,420,421	100.00%

BOARD OF DIRECTORS, as of 31 December 2002

Jaime Augusto Zobel de Ayala II	Chairman
Delfin L. Lazaro	Vice-Chairman
Lim Chuan Poh	Vice-Chairman
Axel Hass	Vice-Chairman
Gerardo C. Ablaza, Jr.	President & CEO
Fernando Zobel de Ayala
Manuel Q. Bengson
Romeo L. Bernardo *
Guillermo D. Luchangco *
Lucas Chow
Xavier P. Loinaz
Rufino Luis T. Manotok
Hubert D. Tubio
Atty. Renato O. Marzan**	Corporate Secretary
Andreas Boy ***

*	Independent Directors.
**	Elected to the Board on 11 April 2002
***	As of 05 December 2002 replacing Mr. Joachim Gronau who resigned effective this date.

KEY OFFICERS

Gerardo C. Ablaza, Jr.*	President & Chief Executive Officer
Gil B. Genio	Head, Wireline Business
Delfin C. Gonzalez, Jr.	Chief Financial Officer
Oscar L. Contreras	Head, Human Resources Group
Rodolfo A. Salalima	Head, Corporate & Regulatory Affairs
Rodell A. Garcia	Chief Information Officer
Ferdinand M. de la Cruz**	Head, Wireless Business

*	Member of the Board of Directors
**	F.M. de la Cruz was appointed on October 2002.

SIGNATURES

Pursuant to the requirement of the Revised Securities Act, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant GLOBE TELECOM, INC.

EDITH C. SANTIAGO	29 January 2003
Vice President – Financial Control	Date

DELFIN C. GONZALEZ, JR.	29 January 2003
Senior Vice President – Chief Financial Officer and Authorized Representative	Date

ANNEX A
UNAUDITED

GLOBE TELECOM, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2002 (Unaudited)		December 31, 2001* (Audited)
	(In Thousand Pesos)
ASSETS
Current Assets
Cash and cash equivalents	(Peso)	18,963,154	(Peso)	7,752,296
Short-term investment in notes		3,994,050		—
Receivables—net		12,433,183		12,327,968
Inventories and supplies—net		382,616		862,582
Deferred income tax—net		867,452		852,963
Prepayments and other current assets		4,096,150		5,311,172

		40,736,605		27,106,981

Property and Equipment—net		96,269,815		89,101,288

Other Assets
Deferred charges and others—net		1,948,838		1,325,418
Miscellaneous deposits and investments—net		2,090,483		1,093,897

		4,039,321		2,419,315

	(Peso)	141,045,741	(Peso)	118,627,584

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	(Peso)	24,682,700	(Peso)	22,500,099
Notes payable		6,639		2,097,342
Current portion:
Long-term debt		7,430,233		6,684,741
Other long-term liabilities		190,074		—

		32,309,646		31,282,182
Deferred Income Tax		4,080,329		3,110,438
Long-term Debt—net of current portion		51,144,018		37,446,220
Other long-term Liabilities—net of current portion		2,413,609		2,561,051
Stockholders’ Equity		51,098,139		44,227,693

	(Peso)	141,045,741	(Peso)	118,627,584

*	Certain comparative figures have been reclassified to conform with the current year’s presentation.

Certified True and Correct:

EDITH C. SANTIAGO	DELFIN C. GONZALEZ, JR.
Vice President—Financial Control	Senior Vice President—Chief Financial Officer and Authorized Representative

ANNEX A
UNAUDITED

GLOBE TELECOM, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	December 31, 2002 (Unaudited)		December 31, 2001 (Audited)
	(In Thousand Pesos)
Preferred Stock—Series “A”	(Peso)	792,575	(Peso)	792,575
Common Stock
Balance at beginning of year
Stock dividends		6,054,872		3,656,074
Issued		1,518,984		—

Balance at end of year		21,416		2,398,798

		7,595,272		6,054,872

Additional Paid-in Capital—Common
Balance at beginning of year		32,609,708		15,456,177
Stock dividends		(1,518,984)		—
Issued		48,890		17,191,625
Expenses on stock offering and others		(29,639)		(38,094)

Balance at end of year		31,109,975		32,609,708

Subscriptions Receivable—Common
Balance at beginning of year		(169,166)		(200,090)
Collections—net of refunds		49,146		30,924

Balance at end of year		(120,020)		(169,166)

Paid-up Capital		39,377,802		39,287,989

Deposits on Subscriptions—Common
Balance at beginning of year		—		—
Deposits made		—		7,907,249
Transfer to paid-up capital		—		(7,907,249)

Balance at end of year		—		—

Retained Earnings
Balance at beginning of year		4,939,704		681,359
Dividends on preferred stock—Series “A”		(64,000)		(47,071)
Net income		6,844,633		4,305,416

Balance at end of year		11,720,337		4,939,704

	(Peso)	51,098,139	(Peso)	44,227,693

Certified True and Correct:

EDITH C. SANTIAGO	DELFIN C. GONZALEZ, JR.
Vice President—Financial Control	Senior Vice President—Chief Financial Officer and Authorized Representative

ANNEX A
UNAUDITED

GLOBE TELECOM, INC.
CONSOLIDATED STATEMENTS OF INCOME

	For the Three Months Ended 31 December				For the Years Ended 31 December
	2002		2001		2002		2001
	(In Thousand Pesos except Per Share Figures)
NET OPERATING REVENUES	(Peso)	12,639,881	(Peso)	10,587,868	(Peso)	45,814,662	(Peso)	35,403,386

COSTS AND EXPENSES
Operating		5,260,068		5,492,041		18,061,955		18,147,476
Depreciation and amortization		3,214,826		2,128,793		10,992,424		6,199,091
Provision for losses on property and equipment and other probable losses		507,405		138,887		616,332		168,372
Provision (recovery of provision) for doubtful accounts		(124,221)		170,081		452,243		1,294,919
Recovery of provision for inventory losses, obsolescence and market decline		(80,137)		(49,935)		(19,744)		(17,972)

		8,777,941		7,879,867		30,103,210		25,791,886

INCOME FROM OPERATIONS		3,861,940		2,708,001		15,711,452		9,611,500

OTHER INCOME (EXPENSES)—Net
Interest expense		(1,037,899)		(744,526)		(3,799,872)		(2,819,375)
Losses on retirement of property and equipment		—		—		(2,196,621)		—
Provisions for restructuring costs on network integration		8,675		—		(201,690)		—
Interest income		146,378		65,048		458,855		405,873
Equity in net earnings of investee companies		198		1,484		697		2,724
Others—net		(279,631)		(278,457)		(877,593)		(403,605)

		(1,162,279)		(956,451)		(6,616,224)		(2,814,383)

INCOME BEFORE INCOME TAX		2,699,661		1,751,550		9,095,228		6,797,117

PROVISION FOR INCOME TAX
Current		74,086		394,048		1,252,601		1,191,040
Deferred		127,058		409,558		997,994		1,300,661

		201,144		803,606		2,250,595		2,491,701

NET INCOME	(Peso)	2,498,517	(Peso)	947,944	(Peso)	6,844,633	(Peso)	4,305,416

Earnings Per Share
Basic	(Peso)	16.35	(Peso)	6.48	(Peso)	44.64	(Peso)	37.08
Diluted		16.35		6.46		44.64		36.98

Certified True and Correct:

EDITH C. SANTIAGO	DELFIN C. GONZALEZ, JR.
Vice President—Financial Control	Senior Vice President—Chief Financial Officer and Authorized Representative

ANNEX A
UNAUDITED

GLOBE TELECOM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended 31 December				For the Years Ended 31 December
	2002		2001*		2002		2001*
	(In Thousand Pesos)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	(Peso)	2,699,661	(Peso)	1,751,550	(Peso)	9,095,228	(Peso)	6,797,117
Adjustments for:
Depreciation and amortization of property and equipment		3,175,233		2,064,827		10,840,481		6,056,442
Amortization of deferred charges and others		39,593		63,966		151,943		142,649
Provision (recovery of provision) for:
Losses on property and equipment and other probable losses		507,405		138,887		616,332		168,372
Doubtful accounts		(124,221)		170,081		452,243		1,294,919
Restructuring costs on network integration		(8,675)		–		201,690		–
Inventory losses, obsolescence and market decline		(80,137)		(49,935)		(19,744)		(17,972)
Losses on retirement of property and equipment		–		–		2,196,621		–
Interest expense		1,037,899		744,526		3,799,872		2,819,375
Interest income		(146,378)		(65,048)		(458,855)		(405,873)
Loss on disposal of property and equipment		46,109		770		234,073		61,072
Equity in net earnings of investee companies		(198)		(1,484)		(697)		(2,724)
Dividend income—net of tax		(73)		(63)		(282)		(304)

Operating income before working capital changes		7,146,218		4,818,077		27,108,905		16,913,073
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables		1,723,427		(1,666,068)		(551,161)		(4,972,605)
Inventories and supplies		579,296		(188,786)		474,283		(141,004)
Prepayments and other current assets		(218,902)		(981,810)		1,090,111		(1,898,207)
Increase (decrease) in:
Accounts payable and accrued expenses		(1,039,770)		1,281,570		228,144		4,785,380
Other long-term liabilities		1,350		—		85,206		—

Cash generated from operations		8,191,619		3,262,983		28,435,488		14,686,637
Interest paid		(952,561)		(463,369)		(4,146,097)		(3,656,793)
Income tax paid		(99,499)		(398,685)		(1,273,521)		(873,773)

Net cash flows from operating activities		7,139,559		2,400,929		23,015,870		10,156,071

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property and equipment		(5,104,082)		(9,097,402)		(17,918,193)		(26,092,393)
Short-term investment in notes		(3,994,050)		—		(3,994,050)		—
Proceeds from sale of property and equipment		9,080		3,352		40,136		11,348
Interest received		122,240		46,234		436,203		379,505
Dividends received		73		63		282		304
Decrease (increase) in:
Deferred charges and others		(13,408)		7,350		(223,052)		37,782
Miscellaneous deposits and investments		(323,482)		2,303,401		(1,011,730)		848,956
Cash acquired from a subsidiary		—		—		—		1,304,678

Net cash flows used in investing activities		(9,303,629)		(6,737,002)		(22,670,404)		(23,509,820)

(Forward)

ANNEX A
UNAUDITED

	For the Three Months Ended 31 December				For the Years Ended 31 December
	2002		2001*		2002		2001*
	(In Thousand Pesos)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of:
Short-term borrowings		(902,931)		(614,817)		(3,120,617)		(8,197,316)
Long-term borrowings		(819,813)		(1,352,592)		(6,977,273)		(5,338,846)
Proceeds from:
Short-term borrowings		—		58,190		1,026,230		2,630,896
Long-term borrowings		7,137,722		7,709,698		21,405,919		21,726,782
Payment of due to affiliates		(798,330)		—		(1,556,445)		(646,141)
Payment of dividends to preferred shareholder		(3,000)		—		(3,000)		—
Subscription of capital stock, net of stock-related expenses		8,413		2,636,469		90,578		7,931,729

Net cash flows from financing activities		4,622,061		8,436,948		10,865,392		18,107,104

NET INCREASE IN CASH AND CASH EQUIVALENTS		2,457,991		4,100,875		11,210,858		4,753,355
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		16,505,163		3,651,421		7,752,296		2,998,941

CASH AND CASH EQUIVALENTS AT END OF PERIOD	(Peso)	18,963,154	(Peso)	7,752,296	(Peso)	18,963,154	(Peso)	7,752,296

*	Certain comparative figures have been reclassified to conform with the current year’s presentation.

Certified True and Correct:

EDITH C. SANTIAGO	DELFIN C. GONZALEZ, JR.
Vice President—Financial Control	Senior Vice President—Chief Financial Officer and Authorized Representative

Supplemental Disclosures on Consolidated Globe Telecom, Inc. Financial Reports

1)	Basis of Management Discussion and Analysis of Financial Condition and Results of Operations

The preceding discussion, in part, was based on the unaudited financial statements of Globe Telecom, Inc. for the year ended 31 December 2002. Audited financial information for the year ended 31 December 2002 will be made available at a later date.

2)	Basis of Financial Statements Presentation

The financial statements have been prepared under the historical cost convention method and in accordance with accounting principles generally accepted in the Philippines.

There was no significant change in the accounting policies followed by the Group.

3)	Supplemental Disclosures of Cash Flow Information:

	For the Three Months Ended 31 December			For the Years Ended 31 December
	2002	2001		2002		2001
	(In Thousand Pesos)
Non-cash investing and financing activities:
Liabilities related to the acquisition of property and equipment	((Peso)666,018)	(Peso)	545,195	(Peso)	2,559,540	(Peso)	3,713,373
Dividends on preferred stock—Series “A”	15,081		23,795		61,000		47,071

4)	Earnings per share

Basic earnings per share (EPS) is computed by dividing earnings applicable to common stock by the weighted average number of common shares outstanding during the period including fully paid but unissued shares as of the end of the period after giving retroactive effect for any stock dividends, stock splits or reverse stock splits during the period. Diluted EPS is computed assuming that the stock options, rights and warrants are exercised and qualified preferred shares are converted.

The convertible preferred stock Series “A” are anti-dilutive.

Earnings per shares were computed as follows:

	Three Months Ended December 31								Years Ended December 31
	Basic EPS				Diluted EPS				Basic EPS				Diluted EPS
	2002		2001*		2002		2001*		2002		2001*		2002		2001*
	(In Thousand Pesos, Number of Shares, Except Per Share Figures)
Net Income	(Peso)	2,498,517	(Peso)	947,944	(Peso)	2,498,517	(Peso)	947,944	(Peso)	6,844,633	(Peso)	4,305,416	(Peso)	6,844,633	(Peso)	4,305,416
Less dividends on preferred shares		15,081		23,795		15,081		23,795		64,000		47,071		64,000		47,071
Net Income available to common shares		2,483,436		924,149		2,483,436		924,149		6,780,633		4,258,345		6,780,633		4,258,345
Weighted average number of shares		151,905		142,716		151,905		142,716		151,905		114,836		151,905		114,836
Dilutive shares arising from:
Stock warrants		—		—		—		328		—		—		—		328
Stock options		—		—		1		1		—		—		1		1

		151,905		142,716		151,906		143,045		151,905		114,836		151,906		115,165

Per share figures	(Peso)	16.35	(Peso)	6.48	(Peso)	16.35	(Peso)	6.46	(Peso)	44.64	(Peso)	37.08	(Peso)	44.64	(Peso)	36.98

*	After retroactive adjustment for the 25% stock dividend approved by the Board of Directors on January 29, 2002 and by the stockholders on April 11, 2002.

5)	Breakdown of Liabilities

	12/31/2001	03/31/2002	06/30/2002	09/30/2002	12/31/2002
	(In Million Pesos)
A. Accounts Payable
Trade Creditors	9,950.4	11,221.1	11,811.9	10,145.4	8,402.4
Other Creditors	3,471.1	3,628.2	4,009.0	3,688.7	4,337.4
Deferred Credits	1,273.4	2,010.3	2,208.3	2,731.2	2,408.3

	14,694.9	16,859.6	18,029.2	16,565.3	15,148.1

B. Accrued Expenses
Accrued Expenses—Trade	5,176.3	5,351.8	6,134.6	4,926.1	5,729.4
Accrued Project Cost	2,628.8	3,115.5	3,498.2	4,754.3	3,805.1

	7,805.1	8,467.3	9,632.8	9,680.4	9,534.5

C. Notes Payable
Banks	2,089.7	2,334.2	404.8	646.8	—
Suppliers	7.7	8.4	7.8	6.8	6.6

	2,097.4	2,342.6	412.6	653.6	6.6

D. Long Term Debt (LTD)
Current Portion of LTD
Banks	4,892.4	5,105.6	5,224.5	5,333.0	6,635.2
Suppliers	1,017.1	950.8	779.6	775.3	795.0
Due to Affiliates	775.4	766.4	1,516.2	786.1	—
Other long-term liabilities	—	—	—	187.1	190.1

	6,684.9	6,822.8	7,520.3	7,081.5	7,620.3

LTD—net of current portion
Banks	22,197.6	21,009.6	20,088.4	18,591.0	23,638.8
Suppliers	1,786.4	1,706.7	1,730.0	1,579.7	1,473.5
Due to Affiliates	775.4	766.4	—	—	—
Corporate Notes	1,315.0	1,665.0	3,665.0	3,665.0	3,665.0

	26,074.4	25,147.7	25,483.4	23,835.7	28,777.3

Senior Notes due in 2009 and 2012	11,371.8	11,241.1	21,227.2	22,012.2	22,366.7

Other long-term liabilities	2,561.0	2,553.2	2,480.4	2,422.1	2,413.6

6)	Aging of Accounts Receivable

(In Thousand Pesos)
Trade Receivables
Current	2,500,705
More than 90 days past due	162,405
More than 120 days past due	126,931
More than 150 days past due	309,555
More than 180 days past due	3,190,323

6,289,919
Traffic Settlement Receivables	9,783,069
Other Receivables	283,383

Total Receivables	16,356,371
Less: Allowance for doubtful debts	3,923,188

Receivables—net	12,433,183

Certified True and Correct:

EDITH C. SANTIAGO	DELFIN C. GONZALEZ, JR.
Vice President—Financial Control	Senior Vice President—Chief Financial Officer and Authorized Representative

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBE TELECOM INC.

By:	/s/ DELFIN C GONZALEZ
Name: Delfin C. Gonzalez Title: Chief Financial Officer

Date: January 30, 2003